UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Alternus Energy Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02156H100

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156H100	13G

(1)	Names of reporting persons Jean-Marc O’Brien
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Citizenship: United States

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 5,998,700 (See Item 4)*
	(6)	Shared voting power 0
	(7)	Sole dispositive power 5,998,700 (See Item 4)*
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 5,998,700 (See Item 4)*
(10)	Check if the aggregate amount in Row (9) excludes certain shares(see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.2% (See Item 4)*
(12)	Type of reporting person (see instructions) IN

2

CUSIP No. 02156H100	13G

Item 1(a). Name of Issuer:

Alternus Energy Inc.

Item 1(b). Address of the Issuer’s Principal Executive Offices:

One World Trade Center, Suite 8500, New York, New York 10007

Item 2(a). Name of Person Filing:

Jean-Marc O’Brien, with respect to 5,248,700 shares of common stock directly owned by Jean-Marc O’Brien and with respect to warrants to purchase up to 562,500 shares of common stock exercisable at $0.20 per share for a period of 5 years directly owned by Jean-Marc O’Brien, and with respect to 187,500 of the aforesaid warrants held indirectly by Jean-Marc O’Brien’s wife, Nagila Moreno de Oliveira-O’Brien.

Item 2(b). Address of Principal Business Office or, if None, Residence:

200 East 89th Street, Apt. 21B, New York, NY 10128.

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

CUSIP Number: Common Stock

Item 2(e).

02156H100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

3

Item 4. Ownership:

Reference is made to Items 5-9 and 11 on the cover page of this filing. 5,998,700 shares of common stock includes 5,248,700 shares of common stock held directly by Jean-Marc O’Brien and warrants to purchase up to 562,500 shares of common stock, exercisable at $0.20 per share for a period of 5 years held directly by Jean-Marc O’Brien, and 187,500 of the aforesaid warrants are held indirectly by Jean-Marc O’Brien’s wife, Nagila Moreno de Oliveira-O’Brien.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

Not applicable.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2020	Signature:	/s/ Jean-Marc O’Brien
	Name/Title:	Jean-Marc O’Brien

5